Exhibit (h.28)	Operating Expense Limitation Agreement for the Heartland Mid Cap Value Fund

HEARTLAND GROUP, INC.

OPERATING EXPENSE LIMITATION AGREEMENT

with

HEARTLAND ADVISORS, INC.

THIS OPERATING EXPENSE LIMITATION AGREEMENT (the “Agreement”) is made as of the 15 day of August, 2014, by and between Heartland Group, Inc. (the “Fund Company”), a Maryland Corporation, on behalf of the series of the Fund Company listed in Schedule A hereto, as may be amended from time to time (the “Fund”), and the investment advisor to the Fund, Heartland Advisors, Inc. (the “Advisor”), a Wisconsin corporation.

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Fund Company and the Advisor dated as of January 12, 1987, as modified on May 16, 2008, May 16, 2013, and August 15, 2014 (the “Investment Advisory Agreement”); and

WHEREAS, the Fund, and each of its classes, if any, are responsible for, and have assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Fund Company (on behalf of the Fund) desires to allow the Advisor to implement those limits;

NOW, THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Advisor hereby agrees to limit the Fund’s current Operating Expenses to an annual rate on a per class basis, expressed as a percentage of the Fund’s average annual net assets, listed in Schedule A (the “Annual Limit”). In the event that the current Operating Expenses of the Fund, as accrued each month, exceed the Annual Limit, the Advisor will pay to each class of the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess payment is due.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to each class of the Fund is defined to include all expenses necessary or appropriate for the operation of the Fund and each of its classes, if any, including the Advisor’s management fee detailed in the Investment Advisory Agreement and any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement or in the Fund Company’s Rule 12b-1 Plan and Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividends or interest expense on short positions, acquired fund fees and expenses or extraordinary expenses such as litigation.

3. TERM. This Agreement shall become effective with respect to the Fund at the time the Fund commences operations pursuant to an effective amendment to the Fund Company’s Registration Statement under the Securities Act of 1933, as amended, and shall continue for an initial term of three years, unless sooner terminated by either of the parties hereto in accordance with Paragraph 5 of this Agreement.

4. TERMINATIONS. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Directors of the Fund Company, on behalf of the Fund, upon sixty (60) days’ written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board of Directors of the Fund Company, which consent will not be unreasonably withheld. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

5. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

6. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

7. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Wisconsin without giving effect to the conflicts of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

HEARTLAND GROUP, INC.		HEARTLAND ADVISORS, INC.
on behalf its series listed on Schedule A

By:	/s/ William R. Nasgovitz	By:	/s/ Paul T. Beste
Name:	William R. Nasgovitz	Name:	Paul T. Beste
Title:	Chief Executive Officer	Title:	Chief Operating Officer

SCHEDULE A

Series and Class of Heartland Group, Inc.	Operating Expense Limitation as a Percentage of Average Daily Net Assets
Heartland Mid Cap Value Fund – Investor Class	1.25%
Heartland Mid Cap Value Fund – Institutional Class	0.99%